FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of September, 2006

Commission File Number: 000-51847

Himax Technologies, Inc.
(Exact name of registrant as specified in its charter)

10th Floor, No. 605, Chungshan Road
Hsinhua, Tainan County 712
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax Signs Share Exchange Agreement for Acquisition of Wisepal Technologies” dated September 25, 2006

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: September 25, 2006

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Exhibit 99.1

Himax Signs Share Exchange Agreement for Acquisition of Wisepal Technologies

Tainan, Taiwan, September 25, 2006 - Himax Technologies, Inc. (”Himax” or “Company”) (Nasdaq: HIMX) today announced that the Company signed a share exchange agreement for the acquisition of Wisepal Technologies, Inc. (“Wisepal”). Himax had announced on August 29, 2006 that its board of directors had approved a letter of intent to acquire Wisepal for approximately US$50 million at the exchange ratio of one (1) Company ordinary share for five (5) Wisepal shares. The terms of the share exchange agreement remain the same as those agreed in the letter of intent. Subject to customary approvals and closing conditions, Himax expects that the transaction will close in January of 2007. The transaction is designed to bolster Himax’s position in the small- and medium-sized display driver market.

About Wisepal Technologies, Inc.
Wisepal Technologies, Inc. is a fabless IC design company specializing in LCD Driver ICs for small- and medium-sized panels. Founded on August 26, 2004, in Taiwan’s Chunan Science Park, Wisepal’s aim is to become the "preferred ASIC Partner" of leading TFT-LCD and 3C manufacturers. The company’s veteran design team leverages core competencies in low power IC design and critical mixed signal design. Wisepal Technologies is an affiliate company of Compal Electronics and TPO Displays Corp. of Taiwan. TPO is one of the world’s leading small and medium panel suppliers.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

Forward-looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the consumer electronics and semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.